UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0167
Washington, D.C. 20549	Expires: October 31,2013
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FORM 15/A-1

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND IS(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

    Commission File Number 333-153306

LADYBUG RESOURCE GROUP, INC.

(Exact Name of Registrant as Specified in Charter)

10300 W. Charleston 13-325, Las Vegas, NV 89135	(714) 412-3799

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

        $.001 Par Value Common Stock

(Title of each class of securities covered by this Form)

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)

       .

Rule 12g-4(a)(2)

       .

Rule 12h-3(b)(1)(i)

       .

Rule 12h-3(b)(1)(ii)

       .

Rule 15d-6 0

   X .

Approximate number of holders of record as of the certification or notice date: 150

Pursuant to the requirements of the Securities Exchange Act of 1934 Ladybug Resource Group Inc. hereby withdraws its election to suspend its duty to file reports under Section 15(d) of the Securities Exchange Act of 1934, and agrees to resume filing all delinquent reports as required under Section 15(d) of the Securities Exchange Act of 1934. This Certification/Notice has been signed on behalf the of registrant by the undersigned duly authorized person.

Date: July 15, 2011

By:  /s/ Eric S. Baron

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counselor by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

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